NYSA SERIES TRUST

507 Plum Street

Syracuse, NY 13204

VIA EDGAR CORRESPONDENCE

July 31, 2017

Anu Dubey, Attorney Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Nysa Series Trust

Investment Company Act File No: 811-07963

Registration Statement on Form N-1A - Amendment #28-29

Request for Acceleration of Effective Date

Dear Ms. Dubey:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nysa Series Trust (Registrant) hereby requests acceleration of the effective date of Amendment #28-29 to its Registration Statement on Form N-1A (Amendment), so that the Amendment may become effective at 4:00 p.m. Eastern Daylight Time on August 14, or as soon as practicable thereafter. By separate letter, the Chief Executive Officer of Pinnacle Investments, LLC, the principal underwriter of shares of Nysa Fund, a series of Registrant, join this request for acceleration.

Registrant hereby authorizes Patricia C. Foster of Patricia C. Foster, Esq., PLLC, to orally modify or withdraw this request for acceleration.

Registrant hereby acknowledges that:

(1)

Should the Securities and Exchange Commission (Commission) or the staff, acting pursuant to delegated authority, declare the Amendment effective, that declaration of effectiveness shall not foreclose the Commission from taking any action with respect to the Registration Statement;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)  Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Ms. Foster at 585-387-9000 or by electronic mail to Ms. Foster at pcfoster@investmentlawny.com. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Ms. Foster at 170 Van Voorhis Road, Pittsford, NY 14534.

Very truly yours,

Nysa Series Trust

By:  /S/Robert Cuculich

Its:  President

CC:  Patricia C. Foster, Esq.